                                This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 33-92036



PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 8, 1996)

                                1,150,000 SHARES

                                      LOGO

                       IRVINE APARTMENT COMMUNITIES, INC.
                                  COMMON STOCK
                            ------------------------
    Irvine Apartment Communities, Inc. (the "Company") is a self-administered equity real estate investment trust
("REIT") engaged in the development and operation of apartment communities on the Irvine Ranch, which is one of the largest urban master-planned communities in the United States and is located in Orange County, California. At December 31, 1996, the Company owned a 45.4% economic interest in Irvine Apartment Communities, L.P. (the "Operating Partnership") and was its sole managing general partner. The Operating Partnership owns and operates 13,541 units in 48 high-quality apartment communities, and has 1,295 units in five additional apartment communities under construction, with 115 units completed at December 31, 1996. Through July 2020, the Company holds the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional rental apartment communities on the Irvine Ranch. The Company has recently commenced an "off-Ranch" expansion program through the acquisition of options to purchase three apartment community development sites located in Northern California's Silicon Valley.

    The Irvine Company has committed, pursuant to its rights under the partnership agreement, to purchase 1,394,194 partnership units ("OP Units") in the Operating Partnership (the "Irvine Investment") at a price per OP Unit equal to the public offering price of the Common Stock offered hereby less an amount equivalent to the underwriting discount. After completion of the Offering and the Irvine Investment, the Company and the limited partners of the Operating Partnership will own a 45.0% and 55.0% economic interest, respectively, in the Operating Partnership, with The Irvine Company's economic ownership being 54.8%.

    All of the shares of common stock (the "Common Stock") offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "IAC". On February 13, 1997, the last reported sale price of the Common Stock on the NYSE was $27 1/2 per share. To ensure that the Company maintains its qualification as a REIT, ownership of Common Stock by any person (other than The Irvine Company and certain related persons) is, with certain exceptions, limited to 7.4% of the outstanding shares. See "Description of Capital Stock -- Common Stock -- Restrictions in Ownership and Transfer" in the accompanying Prospectus.
                            ------------------------

SEE "RISK FACTORS" ON PAGE S-3 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN
                               THE COMMON STOCK.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                PRICE TO            UNDERWRITING           PROCEEDS TO
                                                 PUBLIC              DISCOUNT(1)           COMPANY(2)
-----------------------------------------------------------------------------------------------------------
Per Share................................        $27.50                 $1.44                $26.06
-----------------------------------------------------------------------------------------------------------
Total(3).................................      $31,625,000           $1,656,000            $29,969,000
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) The Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $275,000.
(3) The Company has granted the several Underwriters an option to purchase up to an additional 172,500 shares of Common Stock to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $36,368,750, $1,904,400, and $34,464,350, respectively. See "Underwriting." The Irvine Company has committed, pursuant to its rights under the partnership agreement, to purchase up to an additional 209,129 OP Units if and to the extent that the Underwriters' over-allotment option is exercised in order to maintain its percentage interest in the Operating Partnership (the "Irvine Over-allotment Investment").
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as, and if issued, delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York, New York on or about February 20, 1997.
                            ------------------------
MERRILL LYNCH & CO.
                     DEAN WITTER REYNOLDS INC.
                                        MONTGOMERY SECURITIES
                                                     J.P. MORGAN & CO.
                            ------------------------
          The date of this Prospectus Supplement is February 13, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed financial and other information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless otherwise indicated, the information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised and that the Irvine Investment (but not the Irvine Over-allotment Investment) is completed. As used herein, the term the "Company" means Irvine Apartment Communities, Inc. and, where the context so requires, includes Irvine Apartment Communities, L.P. After completion of the Offering and the Irvine Investment, the Company and the limited partners of the Operating Partnership will own a 45.0% and 55.0% economic interest, respectively, in the Operating Partnership, with The Irvine Company's economic ownership being 54.8%.

                                  THE COMPANY

     The Company is a self-administered REIT that was formed to continue and expand the business of owning and developing apartment communities previously conducted by the apartment division of The Irvine Company. The Company owns and operates 48 high-quality apartment communities aggregating 13,541 units (the "Existing Communities") and has five additional apartment communities aggregating 1,295 units under construction ("Communities Under Construction" and, together with the Existing Communities, the "Properties"), of which 115 units were ready for occupancy, 88 of which were occupied and generating revenue. Upon completion of the Communities Under Construction, the Company will own a total of 14,836 units in 53 apartment communities, representing an increase in units of approximately 31% since the Company's initial public offering (the "Initial Offering") in December 1993. Through July 2020, the Company holds the exclusive right, but not the obligation, to acquire land from The Irvine Company, the owner and developer of the Irvine Ranch since 1864, for development of additional apartment communities on the Irvine Ranch. All of the Company's Properties are located on the Irvine Ranch. The Company has recently commenced an "off-Ranch" expansion program through the acquisition of options to purchase three development sites located in Northern California's Silicon Valley. See "Recent Developments." The Company believes that the economic expansion being experienced by the state of California provides the Company with significant near-term growth potential.

     The Irvine Ranch is located in central Orange County, California between San Diego and Los Angeles. The western boundary of the Irvine Ranch borders approximately six miles of the Pacific Ocean. Today, the portion of the Irvine Ranch which is still owned by The Irvine Company covers approximately 50,000 acres and includes the largest remaining privately-owned undeveloped acreage in Orange County. The developed portion of the Irvine Ranch, which includes significant parts of the cities of Irvine, Newport Beach and Tustin, is one of the largest urban master-planned communities in the United States. The Irvine Ranch has been developed over the past 30 years in accordance with an original master plan (the "Master Plan") which, over time, has been refined to accord with locally approved general plans. The Irvine Ranch is one of the major commercial, industrial, retail and residential centers in Southern California.

     The Company believes that a variety of factors have contributed to the strong apartment market in Orange County, the successful operating performance of the Existing Communities and the existence of significant opportunities for the development of additional apartment communities on the Irvine Ranch. Most important among these factors are:

     - The dominant market position of the Company, which owns over 65% of all apartment units and approximately 85% of all units in apartment communities having 100 or more units, on the Irvine Ranch;

     - The Company's 23-year exclusive right to acquire land from The Irvine Company for development of additional rental apartment communities on the Irvine Ranch;

     - The limited supply of developable land, other than on the Irvine Ranch, adjacent to major employment centers in Orange County;

     - The Irvine Company's Master Plan strategy which emphasizes market segmentation in order to ensure adequate and appropriate allocation of land uses which support sustained growth for the long-term;

     - The high quality of design, construction and maintenance of the Properties and their location in or near the City of Irvine, which was ranked among the safest cities in the United States with a population of 100,000 or more;

     - The close proximity of the Properties and of future development sites to major employment centers, the Pacific Ocean, high quality schools, and extensive resort, recreational and open space amenities;

     - An affluent, growing population and diversified employment base in Orange County and on the Irvine Ranch;

     - The Company's ability to defer the purchase of land under its land rights agreement until site and zoning entitlements have been obtained, the land is ready for construction and the Company determines favorable market conditions exist;

     - The operating efficiencies available to the Company because the Properties are located in a single geographic area;

     - An average of over 19 years of experience of the Company's 11 most senior members of management in the design, development, construction, property management and financing of apartment communities; and

     - The effectiveness of management's policies regarding property management and expense control.

                                  THE OFFERING

     All of the shares of Common Stock offered hereby are being sold by the Company. None of the Company's shareholders is selling any shares of Common Stock in the Offering.

Common Stock Outstanding Prior to the Offering...............  18,571,647 shares
Common Stock Offered in the Offering(1)......................  1,150,000 shares
Common Stock to be Outstanding After the Offering(1).........  19,721,647 shares
OP Units to be issued in the Irvine Investment(2)(3).........  1,394,194 OP Units
Common Stock to be Outstanding After the Offering(1)(3)(4)...  43,795,917 shares
Use of Proceeds..............................................  Proceeds of the Offering and the
                                                               Irvine Investment will be used to
                                                               repay outstanding debt under the
                                                               Company's revolving credit facility
                                                               and for general corporate purposes,
                                                               including ongoing development
                                                               activities on and off the Irvine
                                                               Ranch. See "Use of Proceeds."
NYSE Symbol..................................................  "IAC"

---------------

(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."
(2) To be purchased by The Irvine Company concurrently with the completion of the Offering.
(3) Assumes no additional OP Units are purchased pursuant to the Irvine Over-allotment Investment.
(4) Assumes all OP Units, including OP Units issued pursuant to the Irvine Investment, are exchanged for shares of Common Stock on a one-to-one basis (without regard to the Ownership Limit).

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and accompanying Prospectus before making an investment in the Common Stock.

FACTORS RELATING TO REAL ESTATE OPERATIONS AND DEVELOPMENT

     General. Real property investments are subject to varying degrees of risk. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred. If the Properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, the Company's income and ability to make distributions to its stockholders will be adversely affected. In addition, the Properties consist exclusively of apartment communities located in Orange County. Income from and the performance of the Properties may therefore be adversely affected by the general economic climate in Orange County, including unemployment rates and local conditions such as the supply of and demand for apartments in the area, the attractiveness of the Properties to residents, zoning or other regulatory restrictions, competition from other available apartments and alternative forms of housing, the affordability of single family homes, the ability of the Company to provide adequate maintenance and insurance and the potential of increased operating costs (including real estate taxes). Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in revenue from the investment. In addition, income from properties and real estate values are also affected by a variety of other factors, such as governmental regulations and applicable laws (including real estate, zoning and tax laws), interest rate levels and the availability of financing. The Properties in the aggregate historically have generated positive cash flow from operations; however, no assurance can be given that such will be the case in the future.

     The Company has recently acquired the assets of Thompson Residential Company, Inc., a Northern California-based multifamily development company. This acquisition represents the Company's first strategic expansion off the Irvine Ranch and the Company may make additional investments in Northern California and possibly San Diego in the future. See "Recent Developments -- 'Off-Ranch' Expansion." The development, construction and operation of rental apartment communities in such new markets may present risks different than or in addition to the risks discussed above related to the Properties which are located entirely in Orange County. No assurance can be given that the Company will be successful in pursuing any additional "off-Ranch" expansion or that any "off-Ranch" apartment communities will be successful.

     Equity real estate investments, such as the investments made by the Operating Partnership in the Properties and any additional properties that may be developed or acquired by the Operating Partnership, and the Company's investment in the Operating Partnership are relatively illiquid. Such illiquidity limits the ability of the Operating Partnership (and, therefore, the Company) to vary its portfolio in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended, places limits on the Company's ability to sell properties held for fewer than four years, which may affect the ability of the Company to sell properties without adversely affecting returns to holders of Common Stock.

     The Properties are subject to all operating risks common to apartment ownership in general. Such risks include: the Company's ability to rent units at the Properties, including the 1,295 units in the Communities Under Construction; competition from other apartment communities both on and off the Irvine Ranch; excessive building of comparable properties outside the Irvine Ranch which might adversely affect apartment occupancy or rental rates; increases in operating costs due to inflation and other factors, which increases may not necessarily be offset by increased rents; increased affordable housing requirements that might adversely affect rental rates (including requirements in connection with the Company's refinancing of tax-exempt debt); inability or unwillingness of residents to pay rent increases; and future enactment of rent control laws or other laws regulating apartment housing, including present and possible future laws relating to access by disabled persons. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurred, the Company's ability to make expected distributions to stockholders could be adversely affected.

     A primary focus of the Company is on development of new apartment communities, as described in "Business and Properties -- The Existing Communities." The real estate development business involves significant risks in addition to those involved in the ownership and operation of established apartment communities, including risks that construction may not be completed on schedule or budget and that apartment communities may not achieve anticipated rent or occupancy levels.

     Insurance. The Operating Partnership carries comprehensive liability, fire, extended coverage and rental loss insurance covering all of the Properties, with policy specifications and insured limits which the Company believes are adequate and appropriate under the circumstances. There are, however, certain types of losses (such as from earthquakes) that are not generally insured because they are either uninsurable or not economically insurable. The Operating Partnership does not carry earthquake insurance on any of the Properties. Should an uninsured loss or a loss in excess of insured limits occur, the Operating Partnership could lose its capital invested in the property, as well as the anticipated future revenues from the property and, in the case of debt which is recourse to the Operating Partnership, would remain obligated for any mortgage debt or other financial obligations related to the property. Any such loss would adversely affect the Company. Moreover, as the general partner of the Operating Partnership, the Company will generally be liable for any unsatisfied obligations other than non-recourse obligations. The Company believes that the Properties are adequately insured. In addition, in light of the California earthquake risk, California building codes since the early 1970's have established construction standards for all newly built and renovated buildings, including apartment buildings, the current and strictest construction standards having been adopted in 1984. Twenty-nine of the 48 Existing Communities have been completed and occupied since January 1, 1985 and the Company believes that all of the Existing Communities were constructed, and all of the Communities Under Construction are being constructed, in full compliance with the applicable standards existing at the time of construction. In addition, the Company's apartment communities contain multiple buildings, all of which are of wood frame construction. While earthquakes have occurred from time to time in Southern California, the Company has not experienced any material losses as a result of earthquakes. No assurance can be given that this will be the case in the future.

CONFLICTS OF INTEREST

     The Company has adopted certain policies and entered into certain agreements with The Irvine Company and Donald Bren designed to eliminate or minimize potential conflicts of interest. The Board of Directors has adopted a policy and has provided in the Bylaws that no transaction between the Company and either The Irvine Company, affiliates of The Irvine Company or Mr. Bren may be entered into without the approval of the Independent Directors Committee, members of which are unaffiliated with The Irvine Company. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

     Exclusive Land Rights; Non-Competition Arrangements. Purchases of property by the Company from The Irvine Company under the Land Rights Agreement may be made only with the approval of a majority of the Independent Directors Committee. The Irvine Company determines which land is designated for apartment community development in accordance with the Master Plan for the Irvine Ranch, and therefore which land is eligible for purchase by the Company pursuant to the Land Rights Agreement. No assurance can be given that The Irvine Company will entitle land for development of additional apartment communities at a rate consistent with prior development. In addition, The Irvine Company controls the application for related entitlements and also has certain approval rights with respect to the architectural design and physical layout of the rental apartment communities. The Irvine Company and Mr. Bren have agreed not to directly or indirectly acquire or develop, or acquire an equity ownership interest in any entity that has an ownership interest in, any apartment community, whether on or off the Irvine Ranch. The prohibition of The Irvine Company and Mr. Bren from developing apartment communities on the Irvine Ranch will terminate on July 31, 2020. The Irvine Company and Mr. Bren remain prohibited from engaging in any such activity off the Irvine Ranch until the date on which both of the following conditions are satisfied: (i) no nominee of The

Irvine Company is a member of the Company's Board of Directors and (ii) The Irvine Company and certain related persons beneficially own less than 20% of the outstanding Common Stock in the aggregate (including for these purposes shares issuable upon exercise of the rights to exchange OP Units subject to the Ownership Limit in the Company's Articles of Amendment and Restatement (the "Articles of Incorporation")). The land rights and non-competition arrangements may be terminated earlier upon the occurrence of certain events not within the control of The Irvine Company including (i) the failure of the stockholders to elect as directors of the Company the number of directors The Irvine Company is entitled to nominate, (ii) the occurrence of a vacancy on the Board of Directors of a member nominated by The Irvine Company, which is not filled with a person designated by The Irvine Company and (iii) the taking of certain actions requiring the approval of more than a majority of the Board of Directors are taken without the consent of The Irvine Company.

     Other Business Activities of The Irvine Company. The Irvine Company has significant business interests in developed industrial, commercial and other properties and in the future development of such properties on the Irvine Ranch, the value of which exceeds the value of its aggregate interest in the Company and the Operating Partnership. The feasibility and development of other apartment communities by the Company on the Irvine Ranch may be affected by the feasibility and development of commercial, industrial and residential for-sale properties by The Irvine Company on the Irvine Ranch. No assurance can be given that The Irvine Company will not determine that certain potential apartment community sites on undeveloped portions of the Irvine Ranch should be developed as single family, for-sale homes or condominiums or as industrial or commercial properties.

                              RECENT DEVELOPMENTS

PRELIMINARY 1996 RESULTS

     The information set forth below with respect to 1996 financial results is based on unaudited financial information and may be subject to change upon completion of the Company's annual audit. The Company has no reason to believe that final audited results at or for the year ended December 31, 1996 will differ materially from the information set forth below.

                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                         (IN THOUSANDS, EXCEPT
                                                                           PROPERTY AND PER
                                                                          SHARE INFORMATION)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
Rental income..........................................................  $154,925     $133,678
Other income...........................................................     3,162        2,079
Interest income........................................................       611          411
                                                                         --------     --------
                                                                          158,698      136,168
                                                                         --------     --------
Expenses:
Property expenses......................................................    33,859       31,761
Real estate taxes......................................................    13,496       12,002
Property management fees...............................................     4,502        3,893
Interest expense, net..................................................    29,506       25,894
Amortization of deferred financing costs...............................     2,627        8,510
Depreciation and amortization..........................................    27,239       23,143
General and administrative.............................................     6,277        5,909
                                                                         --------     --------
                                                                          117,506      111,112
                                                                         --------     --------
Income before extraordinary item and minority interest.................    41,192       25,056
Extraordinary item -- charge related to debt extinguishment............                (23,427)
                                                                         --------     --------
Income before minority interest........................................    41,192        1,629
Minority interest in income (loss).....................................    22,446       (6,836)
                                                                         --------     --------
Net Income.............................................................  $ 18,746     $  8,465
                                                                         ========     ========
SHARE DATA:
Weighted average number of shares outstanding..........................    17,732       13,856
Income after minority interest and before extraordinary item per
  share................................................................  $   1.06     $   0.84
Extraordinary item per share(1)........................................               $  (1.69)
Net income per share...................................................  $   1.06     $   0.61
Cash distributions declared and paid per share.........................  $   1.44     $   1.39

STATISTICAL AND PROPERTY DATA:
Total stabilized communities (at period end)...........................        48           43
Total communities stabilized more than two years (at period end)(2)....        43           43
Apartment units (at period end)........................................    13,656       12,776
Average units in communities stabilized more than two years(2).........    11,334       11,334
Average physical occupancy in communities stabilized more than two
  years(2).............................................................      95.0%        94.6%
Average economic occupancy in communities stabilized more than two
  years(2)(3)..........................................................      94.0%        94.1%
Average monthly rent per unit in communities stabilized more than two
  years(4).............................................................  $  1,015     $    996
Capital replacement per unit in communities stabilized more than two
  years................................................................  $    415     $    399
Funds from operations(5)...............................................  $ 68,279     $ 48,151
Weighted average number of shares outstanding assuming conversion of OP
  Units................................................................    38,953       33,191

                                                                          DECEMBER 31, 1996
                                                                     ----------------------------
                                                                      ACTUAL      AS ADJUSTED(6)
                                                                     --------     ---------------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets.......................................................  $900,998        $ 951,025
Total long-term debt...............................................  $553,064        $ 537,064
Total liabilities..................................................  $580,654        $ 564,654
Shareholders' equity and minority interest.........................  $320,344        $ 386,371

---------------

(1) $(1.46) per share is attributable to minority interest.

(2) A property is stabilized at the earlier of (i) one year after completion of construction or (ii) when it achieves 95% occupancy.

(3) Economic occupancy is calculated by dividing rental revenues by gross potential rent (gross rental revenue plus assumed revenue on vacant units at market rents) for the period.

(4) Average monthly rent per unit is calculated by dividing the average rental revenue per unit by average economic occupancy.

(5) The Company considers funds from operations ("FFO") a useful measure of performance for an equity REIT. The Company computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Other REITs may not use this definition of FFO. FFO should be examined in conjunction with net income as presented in the Company's consolidated financial statements and footnotes thereto. FFO should not be considered an alternative to net income as an indication of the Company's performance and is not indicative of cash available to fund all cash flow needs. FFO does not represent cash flows from operating, investing or financing activities as defined by generally accepted accounting principles.

(6) As adjusted to give effect to the Offering and the Irvine Investment and the application of the net proceeds thereof as described under "Use of Proceeds."

     After giving effect to the Offering and the Irvine Investment and the application of the net proceeds therefrom as described in "Use of Proceeds" based on the Price to Public of $27 1/2, the Company's ratio of Debt-to-Total-Market-Capitalization (as defined below) would be 30.8%. The Company's ratio of Debt-to-Total-Market-Capitalization means the ratio of the Company's total indebtedness to the sum of (i) the aggregate market value of the outstanding shares of Common Stock, assuming the exchange of all OP Units in the Operating Partnership into shares of Common Stock and (ii) the Company's total indebtedness.

"OFF-RANCH" EXPANSION

     On February 4, 1997, the Company through the Operating Partnership acquired for $2.0 million the assets, including options to purchase three apartment community development sites located in Northern California's Silicon Valley, of Thompson Residential Company, Inc. ("TRC"), a privately held, Northern California-based multi-family development company (the "TRC Acquisition"). The purchase price was paid in 74,523 OP Units based on the average closing price for the Common Stock for the 10 trading days preceding the closing date. In addition, if the apartment community to be constructed on the Cupertino development site referred to below achieves greater than a specified project yield for the first year following stabilized occupancy, then under the terms of the acquisition agreement, the Operating Partnership would be required to pay TRC a portion of the amount in excess of such specified yield, not exceeding $2.0 million in the aggregate, in cash or, at TRC's option, in additional OP Units. The OP Units issued or to be issued to TRC are exchangeable for Common Stock of the Company on a one-for-one basis, subject to certain limitations and the right of the Company to purchase such OP Units in connection with TRC's exercise of its right to exchange. The three senior real estate executives at TRC also joined the Company with primary responsibility for the Company's "off-Ranch" California operations. See "Management Changes" below. The TRC Acquisition represents the Company's first strategic investment off the Irvine Ranch. Through the TRC

Acquisition and future acquisitions, the Company's intent is to create new market positions in several of California's fastest growing markets, beginning with the Silicon Valley and possibly San Diego in the future, that possess strong rental demographics and economic growth prospects similar to those on the Irvine Ranch. The Company currently has no commitments or understandings to acquire any other specific business or assets and there can be no assurance that the Company will be successful in pursuing any other acquisition opportunity.

     The Company expects to begin construction on one of the development sites acquired in the TRC Acquisition in the third quarter of 1997. Located in Cupertino, California, at the intersection of Interstate 280 and Wolfe Road in the center of the Silicon Valley, the proposed 342-unit apartment community is immediately adjacent to major office and manufacturing facilities, housing such companies as Tandem Computers Incorporated and Hewlett-Packard Co. It is also within walking distance of local retail centers, restaurants, a hotel and a regional mall. As of the date of this Prospectus Supplement, the Company has not yet determined whether to construct apartment communities on the other two development sites acquired in the TRC Acquisition.

MANAGEMENT CHANGES

     On February 4, 1997, in order to support the Company's "off-Ranch" growth initiative, the Company's Board of Directors implemented a series of management changes. Donald Bren, the Company's founder and current chairman, was elected Chief Executive Officer and President of the Company, assuming responsibility of all the Company's operations, both on and off the Irvine Ranch. Mr. Bren has been the Chairman of the Board of The Irvine Company since 1983 and has over 35 years experience in the development, construction and operation of industrial, commercial and residential properties in California. He replaced Steven P. Albert, the President, Chief Executive Officer and a director of the Company for the past two years. In addition, the Company's Board of Directors created two new senior operating positions. William W. Thompson, a founding partner of TRC, was elected Senior Vice President, overseeing the Company's off-Ranch California operations. The second position, responsible for the Company's existing Irvine Ranch operations, is expected to be filled shortly. Prior to founding TRC, Mr. Thompson spent 12 years as the northern California partner of Trammell Crow Residential, where he developed and built more than 3,600 apartment and condominium units in 15 projects. In addition, Mr. Thompson has 24 years of experience in the California real estate industry. He holds a bachelor's degree from Claremont McKenna College and an MBA from Harvard Business School.

     In December 1996, the Board of Directors elected James E. Mead, Senior Vice President, Chief Financial Officer and Secretary of the Company following the resignation of the Company's former Chief Financial Officer. Mr. Mead had been Senior Vice President and Treasurer of the Company since January 1994. Prior thereto, he was Vice President, Corporate Finance at The Irvine Company since 1991. Also in December 1996, the Board of Directors of the Company elected William E. McFarland a director of the Company to fill the vacancy created by the resignation of Norman J. Metcalfe who had been a director of the Company since its formation in 1993. Mr. Metcalfe had also been Vice Chairman and Chief Financial Officer of The Irvine Company, positions which he also resigned. Mr. McFarland has been Executive Vice President, Land and Residential Development of The Irvine Company since 1984 and was responsible for the Company's operations and development activities prior to the Company's formation in 1993.

RECENT LAND ACQUISITIONS PURSUANT TO THE LAND RIGHTS AGREEMENT

     On February 10, 1997, the Company acquired from The Irvine Company a 316-unit development site known as Rancho Santa Fe for approximately $8.4 million. The purchase price was paid through the issuance of 313,439 OP Units which, subject to certain exceptions and limitations, are exchangeable for Common Stock of the Company on a one-for-one basis, subject to adjustment. Pursuant to the terms of such acquisition, a portion of the OP Units are subject to forfeiture if the apartment community project to be constructed on the site does not achieve a 10% unleveraged return on costs (as defined in the agreement relating to the acquisition) for the first twelve months following stabilized occupancy.

     On December 23, 1996, the Company acquired from The Irvine Company a 207-unit development site known as Santa Rosa II for approximately $6.0 million. The purchase price was paid through the issuance of 244,857 OP Units which, subject to certain exceptions and limitations, are also exchangeable for Common Stock of the Company.

     For additional information regarding the Land Rights Agreement, see "Business and Properties -- Exclusive Land Rights Agreement".

INCREASE IN SIZE OF REVOLVING CREDIT FACILITY

     The Company is currently in discussions with its lenders to increase the size of its unsecured revolving credit facility under its existing terms and conditions from $175 million to $250 million. There can be no assurance, however, that the size of the credit facility will be increased. The facility bears interest at a floating rate of the Eurodollar Rate plus 150 basis points. The facility matures in November 1997 but at the Company's option may be converted into a two-year term loan.

DIVIDEND REINVESTMENT AND ADDITIONAL CASH INVESTMENT PLAN

     In May 1996, the Company established a Dividend Reinvestment and Additional Cash Investment Plan pursuant to which holders of the Company's Common Stock may invest cash distributions and make optional additional cash investments, or both, in additional shares of Common Stock without incurring brokerage commissions, fees or charges. To the extent distributions are so reinvested or additional cash payments are made, The Irvine Company has the right to purchase additional OP Units or shares of Common Stock to maintain its aggregate economic interest in the Operating Partnership.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the Offering, after deducting Underwriters' discounts and estimated Offering expenses, are expected to be approximately $29.7 million ($34.2 million if the Underwriters' over-allotment option is exercised in full). Proceeds to the Operating Partnership from the Irvine Investment are expected to be approximately $36.3 million ($41.8 million if the Irvine Over-allotment Investment is made in full). The Underwriters will receive no discounts or commissions with respect to the Irvine Investment (or the Irvine Over-allotment Investment). The Company will contribute the net proceeds of the Offering to the Operating Partnership in exchange for 1,150,000 OP Units (1,322,500 if the Underwriters' over-allotment option is exercised in full). Following the Offering and the Irvine Investment, the Company's economic interest in the Operating Partnership will be 45.0%. It is intended that the net proceeds from the Offering and the Irvine Investment (a total of $66.0 million, or $76.0 million if the Underwriters' over-allotment option is exercised in full, and the related Irvine Over-allotment Investment is made in full) will be used by the Operating Partnership to retire indebtedness outstanding under the Operating Partnership's revolving credit facility (which had a balance as of December 31, 1996 of $16 million with an average interest rate of 7.51% and, as of February 20, 1997, is expected to have a balance of approximately $8.0 million). The remaining net proceeds of the Offering and the Irvine Investment will be used for general corporate purposes, including ongoing development activities on and off the Irvine Ranch and the possible acquisition of additional properties off the Irvine Ranch. Pending such use, the net proceeds will be invested in income-producing short-term investments.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Company's Common Stock is traded on the NYSE under the symbol "IAC." On February 13, 1997, the last reported sale price of the Common Stock on the NYSE was $27 1/2 per share. As of December 31, 1996, there were approximately 300 holders of record of the Common Stock. The following table sets forth the quarterly high and low closing sales prices per share reported on the NYSE and the distributions declared and paid by the Company during each quarterly period indicated.

                                                       CLOSING SALES
                                                          PRICES
                                                      ---------------         DISTRIBUTIONS
                         PERIOD                       HIGH       LOW        DECLARED AND PAID
    ------------------------------------------------  ----       ----       -----------------
    1997:
    First Quarter (through February 13, 1997)(1)....  $27 3/4    $24 7/8         $    --

    1996:
    Fourth Quarter..................................  $ 25       $22 1/8         $ 0.365
    Third Quarter...................................  $23 3/8    $20 1/4         $ 0.365
    Second Quarter..................................  $20 5/8    $ 19            $ 0.355
    First Quarter...................................  $ 21       $18 3/4         $ 0.355

    1995:
    Fourth Quarter..................................  $19 7/8    $16 7/8         $ 0.355
    Third Quarter...................................  $18 3/4    $17 1/8         $ 0.355
    Second Quarter..................................  $17 3/4    $15 3/8         $ 0.340
    First Quarter...................................  $16 5/8    $15 1/2         $ 0.340

---------------
(1) On February 4, 1997, the Company declared a quarterly distribution of $0.365 per share payable on February 28, 1997 to stockholders of record as of February 14, 1997. Purchasers of Common Stock in the Offering will not receive this distribution in respect of the shares of Common Stock offered hereby. Similarly, The Irvine Company will not receive this distribution from the Operating Partnership with respect to the OP Units issued pursuant to the Irvine Investment (or the Irvine Over-allotment Investment).

     The Company currently intends to continue paying regular quarterly distributions and to distribute amounts sufficient to maintain its status as a REIT. Distributions are reviewed quarterly by the Board of Directors and future distributions will depend upon factors deemed relevant by the Board of Directors including operating performance, cash flow requirements and other needs. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurance can be given as to the amounts to be distributed in the future. Of the distributions declared for 1996, 18% represented a return of capital to shareholders for tax purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to give effect to the Offering and the Irvine Investment and the application of the net proceeds therefrom of $66.0 million as described under the "Use of Proceeds."

                                                                           SEPTEMBER 30, 1996
                                                                             (UNAUDITED, IN
                                                                               THOUSANDS)
                                                                          --------------------
                                                                                         AS
                                                                           ACTUAL     ADJUSTED
                                                                          --------    --------
MORTGAGES AND NOTES
  Revolving credit facility(1)..........................................  $     --    $     --
  Tax-exempt mortgage bond financings...................................   330,109     330,109
  Conventional mortgage financings......................................   135,357     135,357
  Mortgage notes payable to The Irvine Company..........................    51,427      51,427
  Tax-exempt assessment district debt...................................    21,863      21,863
                                                                          --------    --------
                                                                           538,756     538,756
MINORITY INTEREST.......................................................   135,541     171,874

SHAREHOLDERS' EQUITY
  Preferred stock, par value of $1.00, 10,000,000 shares authorized,
     none issued and outstanding........................................        --          --
  Common stock, par value of $0.01 per share, 150,000,000 shares authorized, 18,483,856 shares issued and outstanding, 19,633,856
     shares issued and outstanding, as adjusted(2)......................       185         196
  Additional paid-in capital............................................   200,883     230,566
  Retained earnings (deficit)...........................................   (21,136)    (21,136)
                                                                          --------    --------
                                                                           179,932     209,626
                                                                          --------    --------
TOTAL CAPITALIZATION....................................................  $854,229    $920,256
                                                                          ========    ========

---------------

(1) As of December 31, 1996, the revolving credit facility had a balance of $16 million, and, as of February 20, 1997, is expected to have a balance of approximately $8.0 million, all of which will be repaid with proceeds from the Offering and the Irvine Investment.

(2) Excludes as of September 30, 1996 (i) 22,041,148 shares of Common Stock issuable upon exchange of OP Units, including OP Units issued with respect to the Irvine Investment and the Irvine Over-allotment Investment, based on an exchange ratio of one share of Common Stock for each OP Unit, (ii) 315,000 restricted stock unit awards and (iii) options to purchase 544,000 shares of Common Stock.

                    SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following Selected Consolidated Financial Information (other than statistical and property data) has been derived from the Company's or the Company's predecessor (the "Predecessor") consolidated financial statements. Information as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995 has been derived from the Company's audited financial statements incorporated by reference herein. Information for the year ended December 31, 1993 is on a combined and consolidated historical basis for the Company and the Predecessor. Information at December 31, 1993 has been derived from the Company's audited financial statements not incorporated by reference herein and information at December 31, 1992 and 1991 and for each of years in the two year period ended December 31, 1992 has been derived from the Predecessor's audited financial statements not incorporated by reference herein. Information at September 30, 1996 and for the respective nine month periods ended September 30, 1996 and 1995 has been derived from the Company's unaudited consolidated financial statements incorporated by reference herein and which, in the opinion of the Company, reflect all adjustments considered necessary for a fair presentation. Results for the nine month period ended September 30, 1996 are not necessarily indicative of results for the full year. All such financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements (including Notes thereto) incorporated by reference in this Prospectus Supplement. See "Incorporation of Certain Information by Reference" herein.

     See "Recent Developments" for information concerning preliminary 1996 results.

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1996       1995       1995       1994     1993(1)      1992       1991
                                     --------   --------   --------   --------   --------   --------   --------
                                     (IN THOUSANDS, EXCEPT PROPERTY AND PER SHARE INFORMATION)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues:
Rental income......................  $114,000   $ 98,148   $133,678   $127,338   $123,101   $119,097   $110,424
Other income.......................     2,317      1,624      2,079      1,585      1,659      2,097      1,825
Interest income....................       419        310        411      1,313         60
                                     --------   --------   --------   --------   --------   --------   --------
                                      116,736    100,082    136,168    130,236    124,820    121,194    112,249
                                     --------   --------   --------   --------   --------   --------   --------
Expenses:
Property expenses..................    24,903     23,462     31,761     33,105     34,057     35,685     34,785
Real estate taxes..................    10,023      8,982     12,002     11,786     10,729      9,921      9,359
Property management fees...........     3,316      2,868      3,893      3,800      3,881      4,393      4,091
Interest expense, net..............    22,378     19,430     25,894     26,827     50,248     49,154     43,960
Amortization of deferred financing
  costs............................     1,975      7,782      8,510     15,942      3,012      1,474      1,283
Depreciation and amortization......    20,346     16,815     23,143     21,055     20,002     19,808     19,507
General and administrative.........     4,890      4,418      5,909      5,442      3,278      2,359      2,584
                                     --------   --------   --------   --------   --------   --------   --------
                                       87,831     83,757    111,112    117,957    125,207    122,794    115,569
                                     --------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary
  item and minority/predecessor
  interest in income (loss)........    28,905     16,325     25,056     12,279       (387)    (1,600)    (3,320)
Extraordinary item -- charge
  related to debt extinguishment...              (23,427)   (23,427)              (12,487)
                                     --------   --------   --------   --------   --------   --------   --------
Income (loss) before minority
  interest.........................    28,905     (7,102)     1,629     12,279    (12,874)    (1,600)    (3,320)
Minority/predecessor interest in
  income (loss)....................    15,757    (11,597)    (6,836)     5,006    (12,989)    (1,600)    (3,320)
                                     --------   --------   --------   --------   --------   --------   --------
Net Income.........................  $ 13,148   $  4,495   $  8,465   $  7,273   $    115   $      0   $      0
                                     =========  =========  =========  =========  =========  =========  =========

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1996       1995       1995       1994     1993(1)      1992       1991
                                     --------   --------   --------   --------   --------   --------   --------
                                     (IN THOUSANDS, EXCEPT PROPERTY AND PER SHARE INFORMATION)
SHARE DATA:
Weighted average number of shares
  outstanding......................    17,474     12,805     13,856     11,800     11,800
Income after minority interest and
  before extraordinary item per
  share............................  $   0.75   $   0.60   $   0.84   $   0.62   $   0.04
Extraordinary item per share(2)....                        $  (1.69)             $  (1.06)
Net income per share...............  $   0.75   $   0.35   $   0.61   $   0.62   $   0.01
Cash distributions declared and
  paid per share...................  $  1.075   $  1.035   $   1.39   $   1.11
STATISTICAL AND PROPERTY DATA:
Total stabilized properties
  (at period end)(3)...............        47         43         43         43         42         42         40
Apartment units (at period end)....    13,541     12,334     12,776     11,358     11,334     10,952     10,616
Average units in stabilized
  properties(3)....................    11,786     11,334     11,334     11,334     10,799     10,446      9,990
Weighted average physical occupancy
  in stabilized properties(8)......      94.8%      94.5%      94.6%      95.6%      96.3%      96.2%      95.7%
Weighted average economic occupancy
  on stabilized properties(4)(8)...      93.8%      94.1%      94.1%      95.1%      96.1%      95.9%      95.0%
Weighted average monthly rent per
  unit(5)(8).......................  $  1,012   $    994   $    996   $    981   $    963   $    950   $    937
Capital replacements per
  unit(6)(8).......................  $    247   $    260   $    399   $    490   $    482   $    458   $    570
Funds from operations(7)...........  $ 49,145   $ 33,104   $ 48,151   $ 33,286
Weighted average number of shares
  outstanding assuming conversion
  of OP Units......................    38,410     31,807     33,191     30,247

                                                                                DECEMBER 31,
                                           SEPTEMBER 30,    ----------------------------------------------------
                                                1996          1995       1994       1993       1992       1991
                                           --------------   --------   --------   --------   --------   --------
                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets.............................     $886,865      $853,230   $757,240   $740,120   $654,694   $655,343
Total long-term debt.....................      538,756       563,286    540,689    513,943    555,491    517,868
Total liabilities........................      571,392       588,664    566,191    527,776    564,420    529,788
Shareholders' equity and minority
  interest/predecessor equity............      315,473       264,566    191,049    212,344     90,274    125,555

---------------

(1) Includes the operations of the Predecessor through December 7, 1993 and of the Company from December 8 through December 31, 1993.

(2) $(1.46) per share is attributable to minority interest.

(3) A property is stabilized at the earlier of (i) one year after completion of construction or (ii) when it achieves 95% occupancy.

(4) Economic occupancy is calculated by dividing rental revenues by gross potential rent (gross rental revenue plus assumed revenue on vacant units at market rents) for the period.

(5) Average monthly rent per unit is calculated by dividing the average rental revenue per unit by average economic occupancy.

(6) Data for the years ended December 31, 1992 and 1991 exclude capital replacements totaling $534 and $887, respectively, relating to a major renovation program at the Company's Promontory Point property due to the nonrecurring nature of the program.

(7) The Company considers funds from operations ("FFO") a useful measure of performance for an equity REIT. The Company computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Other REITs may not use this definition of FFO. FFO should be examined in conjunction with net income as presented in the Company's consolidated financial statements and footnotes thereto. FFO should not be considered an alternative to net income as an indication of the Company's performance and is not indicative of cash available to fund all cash flow needs. FFO does not represent cash flows from operating, investing or financing activities as defined by generally accepted accounting principles.

(8) With respect to each period presented for communities that have been stabilized for less than one year, reflects data from the date of stabilized occupancy.

                            BUSINESS AND PROPERTIES

EXISTING COMMUNITIES

     The Existing Communities consist of 48 two- and three-story garden apartment communities containing 13,541 units. The Company believes that the Existing Communities are well maintained and have no material deferred maintenance requirements or current need for major renovations. The average age of the Existing Communities is approximately 12 years. The oldest of the Existing Communities was completed in 1969, and 29 of the 48 Existing Communities, totaling 8,873 units or approximately 65.5% of the unit portfolio, have been completed since January 1, 1985. The number of units per apartment community ranges from 58 units to 880 units, with an average of 282 units. Over 88% of the units are one- or two-bedroom apartments. The apartment units average 940 square feet. Of the Existing Communities, 43, representing 11,334 units, had been stabilized prior to January 1, 1996 and for the year ended December 31, 1996, these 43 Existing Communities had an average physical occupancy rate of 95% and an average monthly rent per unit of $1,015. The five remaining Existing Communities were in lease-up throughout 1995 and achieved stabilized occupancy during 1996.

     All of the Existing Communities offer apartment residents numerous amenities and include extensive landscaping. More than 85% of the Existing Communities contain a swimming pool, spa, air conditioning and covered parking. Additional amenities may include a fitness center, recreational room, sauna and tennis courts. Each apartment unit includes a patio, entry porch or balcony. Many apartment units offer one or more of certain additional features, such as vaulted ceilings, fireplaces and washers and dryers.

                         EXISTING COMMUNITY INFORMATION

                                                                                                    1996
                                                                                                  AVERAGE
                                                                                                  MONTHLY        1996
                                                                                  AVERAGE          RENTAL       AVERAGE
                                                     YEAR           NUMBER       UNIT SIZE          RATE       ECONOMIC
                   COMMUNITY                      COMPLETED        OF UNITS    (SQUARE FEET)      PER UNIT     OCCUPANCY
------------------------------------------------  ----------     ------------  --------------     --------     ---------
PROPERTIES STABILIZED OVER TWO YEARS:
IRVINE, CA
  Amherst Court.................................     1991            162              724          $  976         91.3%
  Berkeley Court................................     1986            152              828           1,032         89.7%
  Cedar Creek...................................     1985            176              811             897         93.9%
  Columbia Court................................     1984             58              852             975         92.6%
  Cornell Court.................................     1984            109              894           1,043         92.3%
  Cross Creek...................................     1985            136              935             959         95.3%
  Dartmouth Court...............................     1986            294              896           1,032         89.8%
  Deerfield.....................................  1975/1983         192/96            849             879         94.1%
  Harvard Court.................................     1986            112              826             978         91.9%
  Northwood Park................................     1985            168              944             907         94.2%
  Northwood Place...............................     1986            604              954             907         93.8%
  Orchard Park..................................     1982             60              971           1,009         99.9%
  Park West.....................................  1970/71/72     256/276/348        1,004             934         92.6%
  Parkwood......................................     1974            296              886             921         92.3%
  Rancho San Joaquin............................     1976            368              896             975         95.8%
  San Carlo.....................................     1989            354            1,074           1,158         95.8%
  San Leon......................................     1987            248              951           1,006         93.3%
  San Marco.....................................     1988            426              923             950         94.8%
  San Marino....................................     1986            200              926             981         93.9%
  San Mateo.....................................     1990            283              720             919         94.9%
  San Paulo.....................................     1993            382            1,001             934         94.0%
  San Remo......................................  1986/1988        136/112            963             968         93.2%
  Stanford Court................................     1985            320              799             951         93.4%
  The Parklands.................................     1983            121              794           1,135         99.8%
  Turtle Rock Canyon............................     1991            217            1,024           1,218         96.5%

                                                                                                    1996
                                                                                                  AVERAGE
                                                                                                  MONTHLY        1996
                                                                                  AVERAGE          RENTAL       AVERAGE
                                                     YEAR           NUMBER       UNIT SIZE          RATE       ECONOMIC
                   COMMUNITY                      COMPLETED        OF UNITS    (SQUARE FEET)      PER UNIT     OCCUPANCY
------------------------------------------------  ----------     ------------  --------------     --------     ---------
IRVINE, CA (CONTINUED)
  Turtle Rock Vista.............................  1976/1977        112/140          1,155          $1,161         95.9%
  Windwood Glen.................................     1985            196              878             916         95.4%
  Windwood Knoll................................     1983            248              906             899         94.8%
  Woodbridge Oaks...............................     1983            120              976           1,072         99.8%
  Woodbridge Pines..............................     1976            220              872             935         93.5%
  Woodbridge Villas.............................     1982            258              867             919         94.0%
  Woodbridge Willows............................     1984            200              894             937         95.0%
                                                                     ----           -----         --------         ---
    Subtotal or Weighted Average................                    8,156             923          $  972         94.1%
                                                                     ----           -----         --------         ---
NEWPORT BEACH, CA
  Bayport.......................................     1971            104              867          $  991         96.5%
  Bayview.......................................     1971             64            1,154           1,208         95.6%
  Baywood.......................................  1973/1984         320/68          1,074           1,106         95.4%
  Mariner Square................................     1969            114            1,104           1,109         94.4%
  Newport North.................................     1986            570              947           1,058         93.9%
  Promontory Point..............................     1974            520            1,056           1,566         91.6%
                                                                     ----           -----         --------         ---
    Subtotal or Weighted Average................                    1,760           1,020          $1,224         93.5%
                                                                     ----           -----         --------         ---
TUSTIN, CA
  Rancho Alisal.................................  1988/1991         344/12            967          $  956         92.7%
  Rancho Maderas................................     1989            266              939           1,003         93.6%
  Rancho Mariposa...............................     1992            238              856             973         93.4%
  Rancho Tierra.................................     1989            252            1,031           1,052         94.8%
  Sierra Vista..................................     1992            306              852           1,028         93.8%
                                                                     ----           -----         --------         ---
    Subtotal or Weighted Average................                    1,418             930          $1,000         93.6%
                                                                     ----           -----         --------         ---
TOTAL PORTFOLIO STABILIZED OVER TWO YEARS OR
  WEIGHTED AVERAGE..............................                    11,334            939          $1,015         94.0%
                                                                    -----           -----         --------         ---
TOTAL PROPERTIES STABILIZED LESS THAN TWO YEARS:
  Villa Coronado................................     1996            513              932          $1,170         90.2%
  Santa Rosa....................................     1996            368              895           1,110         93.1%
  Santa Clara...................................     1996            378              378           1,181         94.3%
  Rancho Monterey...............................     1996            436              933           1,176         91.8%
  Newport Ridge.................................     1996            512              975           1,376         89.5%
                                                                                    -----         --------         ---
TOTAL PORTFOLIO STABILIZED LESS THAN TWO YEARS
  OR WEIGHTED AVERAGE...........................                    2,207             943          $1,169         92.2%
                                                                     ----           -----         --------         ---
TOTAL STABILIZED PORTFOLIO OR WEIGHTED
  AVERAGE.......................................                    13,541            940          $1,025         93.8%
                                                                               =============      ========     =========

EXCLUSIVE LAND RIGHTS AGREEMENT

     The Company and The Irvine Company are parties to the Land Rights Agreement pursuant to which, through July 31, 2020, the Company has the exclusive right, but not the obligation, to acquire all land sites to be entitled for residential use and designated by The Irvine Company as ready for apartment community development in accordance with The Irvine Company's Master Plan. The determination to exercise an option with respect to a site is made solely by the Independent Directors Committee of the Company's Board of Directors. Under this Agreement, the Company has purchased 10 apartment community land sites since the Initial Offering, five of which are now Existing Communities and five of which are now the Communities Under Construction. Under the terms of the Land Rights Agreement, through July 31, 2000, the purchase price for any apartment community sites acquired may be paid with either cash, Common Stock or OP Units, at the option of the Company. After July 31, 2000, the choice of consideration will revert to The Irvine Company. In no event shall the purchase price for any apartment community land site exceed 95% of the value of such site as determined by independent appraisals. In addition, the purchase price for apartment sites encompassing the first 1,800 apartment units the Company developed starting in mid-1995 were and will be set at an amount such that each project's budgeted pro forma unleveraged return on costs for the first 12 months following stabilized occupancy will be between 10.0% and 10.5%. The land sites for the five Communities Under Construction were purchased under this arrangement. Accordingly, as of the date hereof future apartment sites encompassing 505 apartment units remain to be purchased under this arrangement. Independent appraisals will be obtained by each of the Company and The Irvine Company for all future sites, prior to the Independent Directors Committee determining whether the Company will exercise its right to purchase a land site. If the Company elects not to exercise its option for any site, the Company will thereafter have a right of first refusal on the sale of such site to a third party if the terms of such sale are more favorable than those offered to the Company. The determination to exercise an option or the right of first refusal under the Land Rights Agreement with respect to any site will be made solely by a majority of the Independent Directors Committee.

     Pursuant to the Land Rights Agreement, The Irvine Company and Mr. Bren have agreed not to directly or indirectly acquire or develop, or acquire an equity ownership interest in any entity that has an ownership interest in, any apartment community whether on or off the Irvine Ranch. This prohibition terminates on July 31, 2020. The Irvine Company and Mr. Bren remain prohibited from engaging in any such activity off the Irvine Ranch until the date on which both of the following conditions are satisfied: (i) no nominee of The Irvine Company is a member of the Company's Board of Directors and (ii) The Irvine Company and certain related persons beneficially own less than 20% of the outstanding Common Stock in the aggregate (including for these purposes Common Stock issuable upon exchange of OP Units subject to the Ownership Limit in the Company's Articles of Incorporation).

     The Land Rights Agreement may be terminated earlier upon the occurrence of certain events not within the control of The Irvine Company including (i) the failure of the stockholders to elect as directors of the Company the number of directors which The Irvine Company is entitled to nominate, (ii) the occurrence of a vacancy on the Board of Directors of a member designated by The Irvine Company which is not filled by a person designated by The Irvine Company and
(iii) the taking of certain actions requiring approval of more than a majority of the Board of Directors without the consent of The Irvine Company.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:

           NAME             AGE                    POSITION AND OFFICES HELD
--------------------------  ---     -------------------------------------------------------
Donald Bren(1)............  64      Chairman of the Board, Chief Executive Officer and
                                    President
James E. Mead.............  37      Senior Vice President, Chief Financial Officer and
                                    Secretary
Tyler H. Rose.............  36      Senior Vice President and Treasurer
William W. Thompson.......  51      Senior Vice President, Off-Ranch Activities
Hank Baker................  48      Vice President, Marketing
Bruce N. Dorfman..........  36      Vice President, Development
Shawn Howie...............  41      Vice President and Controller
Robert J. Hughes..........  46      Vice President, Construction
Richard E. Lamprecht......  37      Vice President, Development
David A. McAllister.......  62      Vice President, Construction
Scott A. Reinert..........  38      Vice President, Asset Management
Anthony M. Frank(2)(4)....  65      Director
John F.                     58      Director
  Grundhofer(2)(4)........
Bowen H. McCoy(1)(2)(3)...  59      Director
William F. McFarland(1)...  56      Director
Michael D. McKee(1).......  51      Director
Jack W. Peltason(2)(4)....  73      Director
John F. Seymour,            59      Director
  Jr.(2)(3) ..............

---------------
(1) Member of Executive Committee

(2) Member of Independent Directors Committee

(3) Member of Compensation Committee

(4) Member of Audit Committee

     Pursuant to the Company's Articles of Incorporation and Amended Bylaws (the "Bylaws") a majority of the Directors of the Company must be persons who are not
(i) affiliates, or an officer, director or employee, of The Irvine Company or
(ii) the spouse, ancestor and lineal descendant or brother or sister of Mr. Bren ("Unaffiliated Directors").

     In accordance with the Company's Bylaws, the Board of Directors has established an Independent Directors Committee which is responsible for approving all transactions between (i) the Company or the Operating Partnership and (ii) The Irvine Company and affiliates of The Irvine Company or Mr. Bren, including, but not limited to, whether or not the Company shall exercise any of its rights under the Land Rights Agreement and the terms of any agreement between the Company or the Operating Partnership or The Irvine Company or affiliates of The Irvine Company or Mr. Bren. In addition, the Independent Directors Committee is responsible for selecting the independent appraiser on behalf of the Company pursuant to the Land Rights Agreement. Pursuant to the Company Bylaws, the Independent Directors Committee consists of at least five persons, each of whom is an Unaffiliated Director and a person who has not been employed by The Irvine Company or any of its subsidiaries within the five years preceding such person's election as a director of the Company. The Independent Directors Committee has also retained an independent real estate consultant to advise it with respect to land acquisitions under the Land Rights Agreement.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below. Pursuant to the Underwriting Agreement, the Underwriters are committed to purchase all of such shares of Common Stock if any are purchased.

                                                                                NUMBER OF
                                          UNDERWRITER                            SHARES
                                                                                ---------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.................................................    287,500
    Dean Witter Reynolds Inc..................................................    287,500
    Montgomery Securities.....................................................    287,500
    J.P. Morgan Securities Inc................................................    287,500
                                                                                ---------
                 Total........................................................  1,150,000
                                                                                =========

     The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.80 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 172,500 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the number of shares of Common Stock initially offered hereby.

     In the Underwriting Agreement, the Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, its directors and executive officers and The Irvine Company have also agreed, with limited exceptions, including the issuance of Common Stock under employee and director stock plans and the issuance of Common Stock or OP Units in connection with the acquisition of any land site, not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or OP Units for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission, are hereby incorporated by reference:

        1. Annual Report on Form 10-K of the Company for the year ended December 31, 1995, as amended on Form 10-K/A filed February 11, 1997;

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, in each case as amended on Form 10-Q/A filed February 11, 1997;

        3. Description of the Company's Common Stock contained in a Registration Statement of the Company on Form 8-B dated April 30, 1996 and declared effective as of May 2, 1996; and

        4.  Current Report on Form 8-K dated July 1, 1996.

     All documents filed by the Company after the date of this Prospectus Supplement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Common Stock offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statements so modified or superseded shall be deemed to constitute a part of this Prospectus Supplement, except as so modified or superseded.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus Supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus Supplement (other than certain exhibits to such documents). Requests for such documents should be directed to Irvine Apartment Communities, Inc., 550 Newport Center Drive, Suite 300, Newport Beach, California 92660,
Attention: James E. Mead (Telephone: (714) 720-5500).

                                    EXPERTS

     The consolidated and combined financial statements of the Company included in the Annual Report on Form 10-K/A of the Company for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent accountants, as stated in its report dated January 31, 1996 and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters relating to the Offering will be passed upon for the Company by Davis Polk & Wardwell, New York, New York and for the Underwriters by Latham & Watkins, Costa Mesa, California.

PROSPECTUS

                                  $160,731,250

                       IRVINE APARTMENT COMMUNITIES, INC.

                 DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK
                                      AND
                   WARRANTS TO PURCHASE THE ABOVE SECURITIES
                            ------------------------

     Irvine Apartment Communities, Inc. (the "Company") may offer and issue from time to time (i) its debt securities (the "Debt Securities"), (ii) shares of its Preferred Stock, par value $1.00 per share (the "Preferred Stock"), (iii) shares of its Common Stock, par value $.01 per share (the "Common Stock"), or (iv) warrants to purchase Debt Securities, Preferred Stock or Common Stock (the "Warrants"). The Debt Securities, Preferred Stock, Common Stock and Warrants are herein collectively referred to as the "Securities". The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Debt Securities or Preferred Stock may be convertible into shares of Common Stock. The aggregate offering price of the Securities will not exceed $160,731,250.

     Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the specific designation (including whether such Debt Securities are senior or subordinated and whether such Debt Securities are convertible), aggregate principal amount, purchase price, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), terms (if any) for the subordination, redemption or conversion thereof, listing (if any) on a securities exchange and any other specific terms of the Debt Securities. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the designation, number of shares, liquidation preference, purchase price, dividends, voting, redemption and conversion provisions and any listing on a securities exchange. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, number, duration, purchase price and terms thereof, any listing of the Warrants or the underlying securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised. In addition, terms of the Securities may include limitations on direct and beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust for federal income tax purposes.

     To ensure that the Company maintains its qualification as a real estate investment trust ("REIT"), ownership of Common Stock by any person (other than The Irvine Company and certain related persons) is, with certain exceptions, limited to 7.4% of the outstanding shares. The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "IAC".

     See "Risk Factors" in the Prospectus Supplement for a description of certain factors that should be considered by purchasers of the Securities offered hereby.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

     The Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time. Certain terms of the offering and sale of the Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares or Warrants to be purchased, the purchase price of the Securities and the proceeds to the Company from such sale, and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents, will also be set forth in the accompanying Prospectus Supplement.

                  THE DATE OF THIS PROSPECTUS IS MAY 8, 1996.

     IN CONNECTION WITH AN OFFERING, THE UNDERWRITERS FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, agent or dealer. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct as of any time subsequent to the date thereof.

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, Inc. (the "New York Stock Exchange") and the Pacific Stock Exchange, Inc. (the "Pacific Stock Exchange"). In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104 or on the Internet at http://www.sec.gov.

     This Prospectus constitutes a part of Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information set forth in such Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission, are hereby incorporated by reference:

        1. Annual Report on Form 10-K of the Company for the year ended December 31, 1995; and

        2. Description of the Company's Common Stock contained in a Registration Statement of the Company on Form 8-B dated April 30, 1996 and declared effective as of May 2, 1996.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering of the Securities offered hereby, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statements so modified or superseded shall be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to Irvine Apartment Communities, Inc., 550 Newport Center Drive, Suite 300, Newport Beach, California 92660, Attention: James E. Mead (Telephone: (714) 720-5500).

                                  THE COMPANY

     The Company is a self-administered equity real estate investment trust engaged in the development and operation of apartment communities on the Irvine Ranch in Orange County, California. The Company was formed in December 1993 to continue and expand the apartment community business of The Irvine Company, a real estate and community development company. At March 31, 1996 the Company had a 45.4% general partnership interest in Irvine Apartment Communities, L.P. (the "Operating Partnership") and was its sole managing general partner. At such date, The Irvine Company and certain of its subsidiaries held a 54.6% limited partnership interest in the Operating Partnership and were its only limited partners. The Operating Partnership's management and operating decisions are under the unilateral control of the Company.

     At March 31, 1996, the Operating Partnership owned and operated 11,334 units in 43 apartment communities. The units had an average economic occupancy for the quarter ended March 31, 1996 of 93.4%. The Company also had 2,734 units in seven additional apartment communities under construction or lease-up, with 1,850 units completed at March 31, 1996 (together with completed communities, the "Properties"). All of the Properties are located on the Irvine Ranch. Until July 31, 2020, the Company has the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch. The developed portion of the Irvine Ranch, which borders approximately six miles of the Pacific Ocean, includes significant parts of the cities of Irvine, Newport Beach and Tustin. The Irvine Ranch has been developed over the past 30 years in accordance with an original master plan and is now one of the major commercial, industrial, retail and residential centers in Southern California.

     The Company was originally incorporated in Delaware in 1993. On May 2, 1996 the Company reincorporated in Maryland. Such reincorporation did not result in any change in the Company's business, assets or liabilities or have any impact on the Company's status as a real estate investment trust. The reincorporation was accounted for as a pooling of interests under generally accepted accounting principles.

     The Company's executive offices are located at 550 Newport Center Drive, Newport Beach, California 92660 and its telephone number is (714) 720-5500.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Securities will be used by the Company for general corporate purposes, which may include the development of new apartment communities and the repayment of existing indebtedness. Proceeds from the sale of Securities initially may be temporarily invested in short-term securities.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratios of earnings to fixed charges for the Company and for the predecessor to the Company prior to December 8, 1993.

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                          1995     1994     1993     1992
                                                          ----     ----     ----     ----
        Ratio of Earnings to Fixed Charges..............  1.44x    1.25x    .99 x    .96 x

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net earnings before income taxes, extraordinary items, minority/predecessor interest income and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

     Prior to completion of the Company's initial public offering in December 1993, the predecessor of the Company operated in a highly leveraged manner. As a result, although the Company and the predecessor have historically generated positive net cash flow, the financial statements of the predecessor show net losses for the periods prior to December 8, 1993. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicate that earnings were inadequate to cover fixed charges by approximately $0.6 million, $2.2 million and $5.8 million for the years ended December 31, 1993, 1992 and 1991, respectively.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following sets forth certain general terms and provisions of the indentures under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

     The Debt Securities will represent unsecured general obligations of the Company, unless otherwise provided in the Prospectus Supplement. As indicated in the applicable Prospectus Supplement, the Debt Securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt, subordinate in right of payment to current and future senior debt and pari passu with other future subordinated indebtedness of the Company. The Debt Securities will be issued under one or more indentures to be executed by the Company and one or more trustees (each a "Trustee"). The Indentures will be in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as are adopted from time to time (each an "Indenture" and collectively, the "Indentures"). The following summary of certain provisions of the Indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

     The Indentures will not limit the amount of Debt Securities which may be issued thereunder. Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable; (v) the place or places where the principal of and interest, if any, on the Debt Securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of Debt Securities (each a "Holder") to convert the Debt Securities into other securities or property of the Company; (viii) the terms, if any, on which such Debt Securities will be subordinate to other debt of the Company; (ix) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any Events of Default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debt Securities; (xii) listing (if any) on a securities exchange; (xiii) whether such Debt Securities will be certificated or in book-entry form; and (xiv) any other specific terms of the Debt Securities, including any additional events of default or covenants provided for with respect to Debt Securities, and any terms which may be required by or advisable under United States laws or regulations.

     Debt Securities may be presented for exchange or transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indentures.

     Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to any Debt Securities issued at par which is treated as having been issued at a discount for United States income tax purposes will be described in the relevant Prospectus Supplement.

     The Indentures will not contain any covenant or other specific provision affording protection to Holders of the Debt Securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described under "Consolidation, Merger and Sale of Assets". Restrictions on ownership and transfers of the Company's Common Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. The Company's articles of incorporation and by-laws also contain other provisions which may prevent or limit a change of control. See, "Description of the Capital Stock."

MODIFICATION AND WAIVER

     Each Indenture will provide that modifications and amendments of such Indenture may be made by the Company and the applicable Trustee, with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities issued under such Indenture which are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, among other things: (a) extend the final maturity of such Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of the principal of Debt Securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or extend the time or reduce the amount of any payment to any sinking fund or analogous obligation relating to such Debt Securities, or materially and adversely affect any right to convert such Debt Securities in accordance with such Indenture or impair or affect the right of any Holder of Debt Securities to institute suit for the payment thereof or, if such Debt Securities provide therefor, any right of repayment at the option of the Holder,
(b) reduce the aforesaid percentage of such Debt Securities of any series, the consent of the Holders of which is required for any such supplemental indenture, or (c) reduce the percentage of such Debt Securities of any series necessary to consent to waive any past default under such Indenture to less than a majority, or (d) modify any of the provisions of the sections of such Indenture relating to supplemental indentures with the consent of the Holders, except to increase any such percentage or to provide that certain other provisions of such Indenture cannot be modified or waived without the consent of each Holder affected thereby, provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in such section or the deletion of this proviso. (Indenture Section 7.2)

     Each Indenture will provide that a supplemental indenture which changes or eliminates any covenant or other provision of such Indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the Holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such Indenture of the Holders of Debt Securities of any other series. (Indenture Section 7.2)

     Each Indenture will provide that modifications and amendments of such Indenture may be made by the Company and the applicable Trustee, without the consent of the Holders of any series of Debt Securities issued thereunder: (1) to secure any Debt Securities issued thereunder; (2) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company, in such Indenture and in the Debt Securities issued thereunder; (3) to add to the covenants of the Company or to add any additional events of default; (4) to cure any ambiguity, to correct or supplement any provision in such Indenture that may be inconsistent with any other provision of such Indenture or to make any other provisions with respect to matters or questions arising under such Indenture, provided that such action shall not adversely affect the interests of the Holders of any series of Debt Securities issued thereunder in any material respect; (5) to establish the form and terms of Debt Securities issued thereunder; (6) to evidence and provide for a successor trustee under such Indenture with respect to one or more series of Debt Securities issued thereunder or to provide for or facilitate the administration of the trusts under such Indenture by more than one trustee; (7) to permit or facilitate the issuance of Debt Securities in global form or bearer form or to provide for uncertificated Debt Securities to be issued thereunder; (8) to change or eliminate any provision of such Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior to the execution of such supplemental indenture which are entitled to the benefit of such provision; or (9) to amend or supplement any provision contained in such Indenture, which was required to be contained in the Indenture in order for the Indenture to be qualified under the Trust Indenture Act of 1939, if the Trust Indenture Act of

1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification. (Indenture Section 7.1)

EVENTS OF DEFAULT

     The following will be events of default under each Indenture with respect to each series of Debt Securities issued thereunder: (a) failure to pay principal (or premium, if any) on any series of the Debt Securities outstanding under such Indenture when due; (b) failure to pay any interest on any series of the Debt Securities outstanding under such Indenture when due, continued for 30 days; (c) default in the payment, if any, of any sinking fund installment when due, payable by the terms of such series of Debt Securities; (d) failure to perform any other covenant or warranty of the Company contained in such Indenture or such Debt Securities continued for 90 days after written notice; and (e) certain events of bankruptcy, insolvency or reorganization of the Company. In case an event of default described in (a), (b) or (c) above shall occur and be continuing with respect to any series of such Debt Securities, the applicable Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of such series to be due and payable. In case an event of default described in (d) above shall occur and be continuing, the applicable Trustee or the Holders of not less than 25% in aggregate principal amount of all Debt Securities of each affected series then outstanding under such Indenture (treated as one class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all Debt Securities of all such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all the Debt Securities outstanding shall be and become due and payable immediately, without notice or other action by any Holder or the applicable Trustee, to the full extent permitted by law. Any event of default with respect to particular series of Debt Securities under such Indenture may be waived by the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series (voting as a class), except in each case a failure to pay principal of or premium, if any, or interest on such Debt Securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each Holder affected thereby. (Indenture Sections 4.1, 4.10)

     Each Indenture will provide that the applicable Trustee may withhold notice to the Holders of any default with respect to any series of Debt Securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the Debt Securities) if the applicable Trustee considers it in the interest of Holders to do so. (Indenture Section 4.11)

     The Company will be required to furnish to each Trustee annually a statement as to its compliance with all conditions and covenants in the applicable Indenture. (Indenture Section 3.5)

     Each Indenture will contain a provision entitling the applicable Trustee to be indemnified by the Holders before proceeding to exercise any trust or power under such Indenture at the request of such Holders (Indenture Section 5.2). Each Indenture will provide that the Holders of a majority in aggregate principal amount of the then outstanding Debt Securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable Trustee or of exercising any trust or power conferred upon the applicable Trustee with respect to the Debt Securities of such series, provided, however, that the applicable Trustee may decline to follow any such direction if, among other reasons, the applicable Trustee, determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable Trustee in personal liability or would be unduly prejudicial to the Holders of the Debt Securities of such series not joining in such direction (Indenture Section 4.9). The right of a Holder to institute a proceeding with respect to the applicable Indenture will be subject to certain conditions precedent including, without limitation, that the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding under such Indenture make a written request upon the applicable Trustee to exercise its powers under such Indenture, indemnify the applicable Trustee and afford the applicable Trustee reasonable opportunity to act, but the Holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the Debt Securities, to require conversion of Debt

Securities if such Indenture provides for convertibility at the option of the Holder and to institute suit for the enforcement thereof. (Indenture Sections 4.6, 4.7).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Each Indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any Person unless the Company is the surviving corporation or the successor Person is a corporation organized under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities issued thereunder, and under such Indenture, and after giving effect thereto no event of default, and no event which, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met. (Indenture Sections 8.1, 8.2)

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Each Indenture will provide with respect to each series of Debt Securities issued thereunder that the Company may terminate its obligations under such Debt Securities of a series and such Indenture with respect to Debt Securities of such series if: (i) all Debt Securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the applicable Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii)(A) the Debt Securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the applicable Trustee, as trust funds solely for the benefit of the Holders of such Debt Securities, for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee), without consideration of any reinvestment, to pay principal of and interest on the Debt Securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under such Indenture, and
(C) the Company delivers to the applicable Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such Indenture relating to the satisfaction and discharge of such Indenture with respect to the Debt Securities of such series have been complied with. With respect to the foregoing clause (i), only the Company's obligations to compensate and indemnify the applicable Trustee under the Indenture shall survive. With respect to the foregoing clause (ii) only the Company's obligations to execute and deliver Debt Securities of such series for authentication, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be cancelled, to compensate and indemnify the applicable Trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable Trustee shall survive until such Debt Securities are no longer outstanding. Thereafter, only the Company's obligations to compensate and indemnify the applicable Trustee, and its right to recover excess money held by the applicable Trustee shall survive. (Indenture
Section 9.1)

     Each Indenture will provide that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the Debt Securities issued thereunder of any series, and the provisions of such Indenture will, except as noted below, no longer be in effect with respect to the Debt Securities of such series ("legal defeasance") and (ii) may omit to comply with any term, provision, covenant or condition of such Indenture, and such omission shall be deemed not to be an Event of Default under clause (d) of the first paragraph of "-- Events of Default" with respect to the outstanding Debt Securities of such series ("covenant defeasance"); provided that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the applicable Trustee as trust funds solely for the benefit of the Holders of the Debt Securities of such series, for payment of the principal of and interest of the Debt Securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the applicable Trustee, to pay and discharge the principal of and accrued interest on the outstanding Debt Securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable Trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, such Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no default with respect to such Debt Securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Company shall have delivered to such Trustee an opinion of counsel that (1) the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this provision of such Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the Holders of the Debt Securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code, and (E) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such Indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(1) above may be replaced by a ruling directed to the applicable Trustee received from the Internal Revenue Service to the same effect. Subsequent to a legal defeasance under clause (i) above, the Company's obligations to execute and deliver Debt Securities of such series for authentication, to maintain an office or agency in respect of the Debt Securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of Debt Securities of such series, to deliver Debt Securities of such series for replacement or to be cancelled, to compensate and indemnify the applicable Trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable Trustee shall survive until such Debt Securities are no longer outstanding. After such Debt Securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company's obligations to compensate and indemnity the applicable Trustee and its right to recover excess money held by the applicable Trustee shall survive. (Indenture Sections 9.2 and 9.3)

APPLICABLE LAW

     The Indentures will provide that the Debt Securities and the Indentures will be governed by and construed in accordance with the laws of the State of New York. (Indenture Section 10.8)

                        DESCRIPTION OF THE CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of common stock, par value $0.01 per share ("Common Stock"), 10,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock") and 160,000,000 shares of excess stock, par value $0.01 per share ("Excess Stock"), of which 150,000,000 shares are designated Excess Common Stock and 10,000,000 shares are designated Excess Preferred Stock. As of March 31, 1996, there were issued and outstanding 16,985,000 shares of Common Stock and the Company had no Preferred Stock or Excess Stock outstanding.

     The following summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Maryland law and the Company's Articles of Amendment and Restatement (the "Articles of
Incorporation") and Amended By-Laws (the "Bylaws").

  Common Stock

     Subject to such preferential rights as may be granted by the Board of Directors of the Company (the "Board of Directors") in connection with the future issuance of Preferred Stock (and any related series of Excess Preferred Stock as described under "Preferred Stock" below), holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock (and any related series of Excess Preferred Stock as described under "Preferred Stock" below), each holder of shares of Common Stock is entitled to receive, ratably with each other holder of Common Stock, $1.00 per share out of the net assets of the Company available for distribution to its stockholders, and after such payment, holders of shares of Common Stock are entitled to share ratably with holders of Excess Common Stock (see "Restrictions on Ownership and Transfer" below) in all remaining assets of the Company available for distribution to its stockholders increased in the case of the Common Stock by any amounts that result from the limitation of the liquidation rights of Excess Common Stock. See "Restrictions on Ownership and Transfer -- Ownership Limit Provisions." Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. See "Participation Rights." Matters submitted for shareholder approval generally require a majority vote of the shares of Common Stock present and voting thereon. The outstanding shares of Common Stock are fully paid and nonassessable.

  Preferred Stock

     The Board of Directors is empowered by the Company's Articles of Incorporation to designate and issue from time to time, without stockholder approval, Preferred Stock in one or more series. The Board of Directors may affix and determine the relative rights, preferences and privileges of each series of Preferred Stock so issued, including, but not limited to ownership limit restrictions. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders in any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock and Excess Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. At such time as the Board of Directors authorizes a series of Preferred Stock, without any further or separate action of the Board of Directors, there shall be deemed to be authorized a series of Excess Preferred Stock consisting of the number of shares included in the series of Preferred Stock and having terms, rights, restrictions and qualifications identical thereto, except to the extent that the Articles of Incorporation require different terms.

     The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which this Prospectus is being delivered (to the extent applicable to such Preferred Stock): (1) the specific designation, number of shares, seniority and purchase price; (2) any liquidation preference per share; (3) any date of maturity; (4) any redemption, repayment or sinking fund provisions; (5) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (6) any voting rights; (7) whether the Preferred Stock is convertible and, if so, the securities or rights into which such Preferred Stock is convertible (which may include other Preferred Stock) and the terms and conditions upon which such conversions will be effected including the initial conversion prices or rates, the conversion period and any other related provisions; (8) the place or places where dividends and other payments on the Preferred Stock will be payable; (9) any ownership limit restrictions applicable to such Preferred Stock; and (10) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions directed at maintaining the Company's REIT status. The shares of Preferred Stock offered hereby will, when issued, be fully paid and nonassessable.

CHARTER AND BYLAW PROVISIONS

     Certain provisions of the Articles of Incorporation and the Bylaws which are summarized below, may make it more difficult to change the composition of the Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

     Staggered Board of Directors. The Articles of Incorporation and Bylaws provide that the Board of Directors is divided into three classes of directors serving staggered terms. Each class holds office until the third annual meeting for election of directors following the election of such class.

     Number of Directors; Removal; Filling Vacancies. The Articles of Incorporation provide that, subject to any rights of holders of Preferred Stock (and any related series of Excess Preferred Stock) to elect additional directors under specified circumstances, the number of directors will be fixed by the Board of Directors, but must consist of not more than ten nor less than three directors. The Articles of Incorporation provide that all vacancies on the Board of Directors resulting from death or resignation may be filled solely by a majority of the directors then in office. In accordance with the Maryland General Corporation Law (the "MGCL"), the Articles of Incorporation provide that vacancies resulting from removal by the stockholders may be filled by such stockholders and vacancies resulting from an increase in the number of directors may be filled by a majority of the entire Board of Directors. If a director is elected by the Board of Directors to fill a vacancy, such director shall serve only until the next annual meeting of the stockholders. The Articles of Incorporation and Bylaws do not provide for a stockholder vote to fill vacancies unless a vacancy results from the removal of a director. The Articles of Incorporation provide that, subject to the rights of holders of Preferred Stock (and any related series of Excess Preferred Stock) to elect additional directors under specified circumstances, directors may not be removed by the stockholders except for cause with the affirmative vote of holders of not less than 66 2/3% of the total voting power of all outstanding securities then entitled to vote generally for the election of directors, voting together as a single class.

     Pursuant to the Company's Articles of Incorporation and Bylaws, a majority of the directors of the Company must be persons who are not (i) affiliates, or an officer, director or employee, of The Irvine Company or (ii) the spouse, ancestor or lineal descendant or brother or sister of Mr. Donald Bren, the majority stockholder of The Irvine Company and the Chairman of the Board of Directors of the Company.

     Board Quorum and Special Voting Requirements. The Articles of Incorporation provide that a majority of the entire Board of Directors of the Company, including at least one director who was nominated for election as a director by The Irvine Company (see "Provisions of the Miscellaneous Rights Agreement Included in Bylaws" below) shall constitute a quorum for the transaction of business at any annual or special meeting of the Board of Directors and, except as provided below, that the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Notwithstanding the foregoing, the approval of more than 75% of the entire Board of Directors (the "Required Directors") shall be required to approve the following: (i) a Change of Control (as defined below) of the Company or the Operating Partnership, (ii) any amendment to the Company's Articles of Incorporation or Bylaws, or any amendment to the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement");
(iii) any waiver or modification of any applicable Ownership Limit Provision (as defined under "Restrictions on Ownership and Transfer -- Ownership Limit Provisions"); (iv) any merger, consolidation, statutory share exchange or sale of all or substantially all of the assets of the Company or the Operating Partnership; (v) the issuance of any equity securities of the Company or any securities convertible into, or exchangeable or exercisable for, any equity securities of the Company, provided that the affirmative vote of the Required Directors shall not be required with respect to the issuance of equity securities (excluding for purposes of this proviso, equity securities (other than Common Stock) having any voting rights other than voting rights required under Maryland law or by the rules of the New York Stock Exchange or the Pacific Stock Exchange) (a) pursuant to any stock incentive plan adopted by the Company,
(b) in connection with The Irvine Company's exercise of the Exchange Rights or the Cash Tender Rights (each as defined below) provided for in the Partnership Agreement, (c) in connection with the acquisition of certain land sites on the Irvine Ranch for Common Stock pursuant to the land rights and non-competition agreement among the Company, the Operating Partnership, The Irvine Company and Donald Bren (the "Land Rights Agreement") or (d) in a bona fide underwritten public offering managed by one or more nationally recognized investment banking firms; (vi) for the Company to take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Operating Partnership) or to conduct business other than through the Operating Partnership, or for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of multifamily rental apartment communities; (vii) for the Company or the Operating Partnership to make a general assignment for the benefit of creditors or to institute any proceedings in bankruptcy or for the liquidation, dissolution, reorganization or winding up of the Company or the Operating Partnership or to consent to the taking of any such action against the Company or the Operating Partnership; and (viii) to terminate the Company's status as a real estate investment trust for federal income tax purposes. A Change of Control of the Company or the Operating Partnership will generally be deemed to have occurred if any person or group acquires 20% or more of the combined voting power of the Company or the Operating Partnership, as the case may be.

     Special Meetings of Stockholders. Under the Bylaws, a special meeting of stockholders may be called by the Chairman of the Board or the President or by a majority of the Board of Directors, and by the holders of shares entitled to cast such percentage of all votes entitled to be cast at the meeting which represents the maximum percentage as may be permitted for such purpose under the MGCL, as amended from time to time; however, a special meeting need not be held to consider any matter which is substantially the same as a matter voted upon at a special meeting within the last 12 months unless requested by a majority of the shares entitled to vote at such special meeting.

     Action by Written Consent of Stockholders. The MGCL provides that any action that may be taken at a stockholders meeting may be taken without a meeting only if (i) a unanimous written consent setting forth the matter is signed by each stockholder entitled to vote on the matter and (ii) a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

     Advance Notice of Director Nominations and New Business. The Bylaws provide that with respect to an annual meeting of stockholders, the proposal of business to be considered by stockholders may be made only (i) by or at the direction of the Board of Directors, or (ii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of stockholders, nominations of persons for election to the Board of Directors may be made only
(i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Company who is entitled to vote at the meeting and has complied with the advance notice provisions. The advance notice provisions are not applicable to The Irvine Company.

     The advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

     Provisions of the Miscellaneous Rights Agreement Included in Bylaws. The Bylaws provide that the provisions of the Miscellaneous Rights Agreement (the "Miscellaneous Rights Agreement") among the Company, the Operating Partnership and The Irvine Company with respect to matters relating to the governance of the Company (including the right to designate nominees for election as a director, to designate persons to fill vacancies on the Board of Directors and limitations on increasing or decreasing the size of the Board of Directors) (the "Miscellaneous Rights") will have the same effect as bylaws of the Company. This provision of the Bylaws further provides that in the event of any inconsistency between any Miscellaneous Right and any other provision of the Bylaws, the Miscellaneous Right shall control (except with respect to any Bylaw adopted by stockholder vote prior to the execution and delivery of any amendment to the Miscellaneous Rights Agreement creating such Miscellaneous Right). This Bylaw provision is intended to enhance The Irvine Company's ability to enforce the Miscellaneous Rights and to ensure that the general public is aware of the existence of the Miscellaneous Rights.

     Pursuant to the Miscellaneous Rights Agreement, The Irvine Company has the right, and will continue to have the right so long as it, its shareholders or its affiliates beneficially own at least 20% of the outstanding Common Stock (including for this purpose Common Stock issuable upon exchange of its limited partnership interests ("L.P. Units") in the Operating Partnership), to nominate three persons for election to the Board of

Directors of the Company. In the event this ownership falls below 20% but is at least 15%, The Irvine Company will have the right to nominate two persons for election to the Board of Directors; and if this ownership falls below 15% but is at least 10%, The Irvine Company will have the right to nominate one person for election to the Board of Directors.

MARYLAND BUSINESS COMBINATION LAW

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "Interested Stockholder" or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. An Interested Stockholder is any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation. After the five year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation and resolutions adopted by the Board of Directors have exempted from these provisions of the MGCL any business combination with The Irvine Company, or any affiliates of The Irvine Company or Mr. Bren, or any members of the immediate family of Mr. Bren and any other person acting in concert or as a group with any of the foregoing. All other stockholders are subject to the business combination statute.

BUSINESS COMBINATIONS

     The Articles of Incorporation require that, except in certain circumstances, Business Combinations involving the Company be approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company. A Business Combination is defined in the Articles of Incorporation as (i) any merger or consolidation or statutory share exchange of the Company in which (a) the Company fails to survive that involves all or any "Substantial Part" (as defined) of the assets of the Company or (b) more than 20% of the voting control of the Company is transferred, (ii) any sale, exchange, transfer or other disposition of all or substantially all of the assets of the Company and (iii) the execution of any agreement, contract or other arrangement providing for any of the transactions described in the definition of Business Combination. The term "Substantial Part" means more than 25% of the total market capitalization of the Company (including outstanding shares of Common Stock and L.P. Units that are exchangeable for shares of Common Stock plus total debt) as of the end of the most recent quarter or fiscal year ending prior to the time the determination is being made.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     Unless the corporation's articles of incorporation or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within ten (10) days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the corporation's articles of incorporation or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation.

     The Articles of Incorporation and resolutions adopted by the Board of Directors have exempted control share acquisitions involving The Irvine Company, or any affiliates of The Irvine Company or Mr. Bren, or any members of the immediate family of Mr. Bren and any other person acting in concert or as a group with any of the foregoing. All other stockholders are subject to the control share acquisition statute.

PARTICIPATION RIGHTS

     In the event that the Company issues (whether for cash or property) any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, The Irvine Company, subject to certain limited exceptions, including the issuance of Common Stock pursuant to any stock incentive plan adopted by the Company or pursuant to The Irvine Company's exercise of the Exchange Rights or the Cash Tender Rights described below under "Exchange Rights" and "Cash Tender Rights," will have the right to purchase Common Stock, L.P. Units or such securities at a purchase price equal to the purchase price in the transaction giving rise to the participation rights in order to maintain its interest in the Company and the Operating Partnership on a consolidated basis. However, other stockholders of the Company would have no participation rights to purchase shares of Common Stock or such securities and any such issuance might cause a dilution of a stockholder's investment in the Company.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

     Pursuant to the MGCL and the Articles of Incorporation, the liability of directors of the Company to the Company or to any stockholder of the Company for money damages has been eliminated except (i) to the extent that it is established that such directors actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received and (ii) to the extent that a judgment or other final adjudication adverse to such directors is entered in a proceeding based on a finding in the proceeding that such directors' action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Maryland law also extends the right to limit the liability of officers of a corporation. The Articles of

Incorporation utilize this extension, limiting the liability of officers to the same extent directors' liability is limited.

     The Articles of Incorporation provide indemnification to directors and officers, including the advance of legal expenses, to the full extent authorized by applicable law and allow the Board of Directors to extend such indemnification to other employees and agents as the Board of Directors shall determine to be appropriate. Under the MGCL, a director of a corporation may be indemnified (including in connection with a derivative action so long as the director has not been found liable) unless it is established that (a) the act or omission of the director was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (b) the director actually received an improper personal benefit in money, property, or services; or (c) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The Articles of Incorporation extend this right of indemnification to officers and otherwise grant the Board of Directors the authority to indemnify other employees and agents.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     Ownership Limit Provisions. The Articles of Incorporation contain certain restrictions on the number of shares of Common Stock that individual shareholders may own. For the Company to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in number of its outstanding shares of Common Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate share of a shorter taxable year (the "Five or Fewer Test"). The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company expects to continue to qualify as a REIT, the Articles of Incorporation contain restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.

     Subject to certain exceptions specified in the Articles of Incorporation, no holder other than The Irvine Company, certain related parties and certain look-through entities may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 7.4% (the "Ownership Limit") of the issued and outstanding shares of Common Stock. The ownership limit for The Irvine Company and certain related persons will be 20% of the issued and outstanding Common Stock in the aggregate (the "Related Party Limit"). In addition, the ownership limit applicable to certain of the types of entities that are looked-through for purposes of the Five or Fewer Test under the Code will be 15% of the outstanding Common Stock (the "Look-Through Ownership Limit" and, together with the Ownership Limit and the Related Party Limit, the "Ownership Limit Provisions"). Generally, under the Articles of Incorporation certain pension trusts qualifying under Section 401(a) of the Code and United States investment companies registered under the Investment Act of 1940 will be subject to the Look-Through Ownership Limit. Any shares held in excess of the Related Party Limit or Look-Through Ownership Limit will be subject to all of the terms, conditions and restrictions under the Articles of Incorporation on any shares held in excess of the Ownership Limit. The Board of Directors may, with a ruling from the Internal Revenue Service or an opinion of counsel satisfactory to it, waive the Ownership Limit with respect to a holder if such holder's ownership will not then or in the future jeopardize the Company's status as a REIT.

     If shares of Common Stock in excess of the Ownership Limit, Related Party Limit or Look-Through Ownership Limit are issued or transferred to any person, or shares which would cause the Company to be beneficially owned by fewer than 100 persons are transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the stock.

     In addition, shares of Common Stock owned, or deemed to be owned, or transferred to a stockholder in excess of the applicable Ownership Limit Provision will automatically be exchanged for shares of Excess Common Stock that shall be deemed to have been transferred to a person as trustee of a trust for the exclusive benefit of one or more qualifying charitable organizations designated by the Company. While shares of Excess Common Stock are held in trust, the trustee of the trust will be deemed to hold the shares of Excess Common

Stock for the exclusive benefit of the charitable beneficiary, the intended original transferee-stockholder will acquire no rights to such stock, except as described below, and the trustee of the trust will have all voting and dividend rights pertaining to the transferred shares. Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock (and the related series of Excess Preferred Stock) and the $1.00 preferential right of the Common Stock referred to under "Common Stock" above, in liquidation, the intended original transferee-stockholder of shares of Excess Common Stock shall be entitled to share ratably with holders of Common Stock and Excess Common Stock in all remaining assets of the Company available for distribution to its stockholders, provided that the original transferee-stockholder's ratable share of the Company's assets would be limited to the price paid by the original transferee-stockholder for the Common Stock in the purported transfer that resulted in the Excess Common Stock or, if no value was given, a price per share equal to the closing market price on the date of the purported transfer that resulted in the Excess Common Stock.

     Excess Common Stock is not transferable except as hereinafter described. The original transferee-stockholder may, at any time the shares of Excess Common Stock are held in trust, transfer the Excess Common Stock to any person whose ownership of such shares would be permitted under the Ownership Limit Provisions, at a price per share not in excess of the lesser of (i) the price per share paid by the original transferee-stockholder for the shares of Common Stock in the purported transfer that resulted in the Excess Common Stock or, if no value was given, the price per share equal to the closing market price on the date of the purported transfer that resulted in the Excess Common Stock or (ii) the price per share received by the original transferee-stockholder in the transfer to the person whose ownership of such shares would be permitted under the Ownership Limit Provisions. Immediately upon transfer to such permitted transferee, the shares of Excess Common Stock will automatically be exchanged for Common Stock. In addition, the Company would have the right, for a period of 90 days during the time the Excess Common Stock is held in trust, to purchase all or any portion of the Excess Common Stock from the original transferee-stockholder at a price per share equal to the lesser of (i) the price per share paid by the original transferee-stockholder in the transaction that created such Excess Common Stock (or, in the case of a devise or gift, the closing market price at the time of such devise or gift) and (ii) the closing market price for the stock on the date the Company exercises its option to purchase. The 90-day period begins on the date of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or (if no such notice is given) the date the Board of Directors determines that a violative transfer has been made.

     The Ownership Limit Provisions will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving the Company's status as a REIT, the effect of the Ownership Limit Provisions is to prevent any person from acquiring unilateral control of the Company. Any change in the Ownership Limit Provisions would require an amendment to the Articles of Incorporation. Such an amendment to the Articles of Incorporation would require the approval of the Required Directors and the affirmative vote of holders owning not less than 66 2/3% of the outstanding Common Stock.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 0.5% (or such other percentage between 0.5% and 5.0%, as determined by the Board of Directors) of the outstanding Common Stock must file an affidavit with the Company containing the information specified in the Articles of Incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     If the Company authorizes the issuance of any series of Preferred Stock in the future, the Board of Directors will at the time of authorization establish ownership limits applicable to such series to ensure compliance with the REIT qualification provisions of the Code. Such ownership limit restrictions will be described in the applicable Prospectus Supplement.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS; TERMINATION OF REIT STATUS

     In general, the Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the total number of shares of all classes outstanding and entitled to vote thereon. The provisions of the Articles of Incorporation under the captions "Charter and Bylaw Provisions -- Staggered Board of Directors"; "--Number of Directors; Removal; Filling Vacancies";
"-- Board Quorum and Special Voting Requirements"; "Business Combinations"; "Limitation of Directors' and Officers' Liability; Indemnification"; and "Restrictions on Ownership and Transfer" and the exclusion of The Irvine Company and certain other persons from the provisions of the Maryland business combination statute and control share acquisition statute as described under the captions "Maryland Business Combination Law" and "Control Share Acquisitions," may be amended only upon the vote of the holders of at least 66 2/3% of the capital stock entitled to vote generally in the election of directors, voting as a single group. The Bylaws may be amended by either the affirmative vote of holders of 66 2/3% of all shares outstanding and entitled to vote generally in the election of directors, voting as a single group, unless a greater percentage is specified with respect to a specific Bylaw provision, or by an affirmative vote of the Required Directors. In addition, the affirmative vote of holders of at least 66 2/3% of the capital stock entitled to vote generally in the election of directors, voting as a single group, is required to terminate the Company's status as a real estate investment trust for federal tax purposes.

LIMITATIONS ON CHANGES IN CONTROL

     The provisions of the Articles of Incorporation and the Bylaws providing for ownership limitations, a staggered Board of Directors, authorizing the Board of Directors to issue Preferred Stock without stockholder approval, requiring the affirmative vote of 66 2/3% of the Company's stockholders to engage in certain Business Combinations, and the business combination and control share provisions of the MGCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management, and as a result could prevent the stockholders of the Company from being paid a premium for their shares of Common Stock.

EXCHANGE RIGHTS

     The Irvine Company and certain related persons will have the right (subject to the applicable Ownership Limit Provision), exercisable once in each twelve-month period, to exchange up to one-third of the number of L.P. Units owned by them for shares of Common Stock or if The Irvine Company and certain related persons own 6,149,000 L.P. Units or less, then they may, subject to the applicable Ownership Limit Provision, exchange all of their L.P. Units for shares of Common Stock. As of the date of this Prospectus, The Irvine Company and its subsidiaries own 20,425,162 L.P. Units in the aggregate. The exchange ratio shall be one share of Common Stock for each L.P. Unit, subject to adjustment in certain events, including the Company paying a dividend or making a distribution on the Common Stock in shares of Common Stock and subdivisions and combinations of the Common Stock. L.P. Units that are acquired by the Company pursuant to the exercise of Exchange Rights will be converted automatically into units of general partnership interest in the Operating Partnership.

     The exercise of Exchange Rights is subject to (i) the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (ii) the satisfaction of the Ownership Limit or the Related Party Limit, as applicable, after giving effect to the exchange. The Related Party Limit applicable to The Irvine Company and certain related persons will be 20% of the issued and outstanding shares of Common Stock in the aggregate; however, certain persons who will have the right to exchange L.P. Units for Common Stock pursuant to the Exchange Rights, will be subject to the 7.4% Ownership Limit. For purposes of determining the number of L.P. Units which may be exchanged for shares of Common Stock pursuant to the Exchange Rights at any point in time, there shall be taken into account the number of issued and outstanding shares of Common Stock which are beneficially owned by The Irvine Company and its affiliates at such time. Accordingly, beneficial ownership of shares of Common Stock reduces the number of L.P. Units which may be exchanged pursuant to the Exchange Rights at any point in time.

CASH TENDER RIGHTS

     The Irvine Company and certain related persons have the right, exercisable once in any twelve-month period, subject to certain limitations, to sell to the Company for cash up to one-third of the number of L.P. Units owned by them or if The Irvine Company and certain related persons own 6,149,000 L.P. Units or less, then they may tender all of their L.P. Units to the Company. L.P. Units that are acquired by the Company as a result of the exercise of Cash Tender Rights will be converted automatically into units of general partnership interest in the Operating Partnership.

     The Company will have to pay for such L.P. Units solely out of the proceeds of a registered offering of newly issued shares of Common Stock. The price payable for an L.P. Unit tendered will be equal to the average of the daily market prices for the Common Stock for the 10 consecutive trading days immediately preceding the date of receipt by the Company of a notice of cash tender (each L.P. Unit being equivalent to one share of Common Stock, subject to adjustment as described above), except that the purchase price for such L.P. Units will be reduced by any decrease in the price of the Common Stock that occurs between the exercise date and the pricing of the Common Stock being sold pursuant to the registered offering and underwriting discounts and commissions. The Irvine Company will thus bear the risk of any such reduction, subject to certain withdrawal rights. Any proceeds in excess of the purchase price will be for the sole benefit of the Company. The Company shall be required to promptly file with the Commission a registration statement with respect to any registered offering.

     After an exercise of Cash Tender Rights, The Irvine Company may not exercise its Cash Tender Rights until 90 days after the completion of the registered offering of shares of Common Stock, if applicable.

  Registration Rights

     The Company has granted certain "demand" and "piggyback" registration rights with respect to shares of Common Stock owned by The Irvine Company or any of its affiliates, whether acquired pursuant to the Exchange Rights, in connection with the Land Rights Agreement, in the open market or otherwise.

  Transfer Agent

     The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston.

                            DESCRIPTION OF WARRANTS

     The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants") or Common Stock (the "Common Stock Warrants", collectively with the Debt Warrants and the Preferred Stock Warrants the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants, including the following: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (8) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (10) a discussion of material federal income tax considerations, if any; and (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

     Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

OTHER WARRANTS

     The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants and Common Stock Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the Securities for which such Warrants are exercisable; (3) the price or prices at which such Warrants will be issued; (4) the number of such Warrants issued with each share of Preferred Stock or Common Stock; (5) any provisions for adjustment of the number or amount of shares of Preferred Stock or Common Stock receivable upon exercise of such Warrants or the exercise price of such Warrants; (6) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (7) if applicable, a discussion of material federal income tax considerations; (8) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (9) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and (10) the maximum or minimum number of such Warrants which may be exercised at any time.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities or shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders.

     The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. The provisions of the Code pertaining to REITs are highly technical and complex. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

     Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

     In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholders' Securities with respect to which the distribution is paid and, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Securities.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning (i) income taxes on effectively connected income, (ii) withholding taxes on dividends or interest, (iii) branch profits taxes, (iv) taxes imposed under the Foreign Investment in Real Property Tax Act, and (v) other tax consequences that may arise under federal, state or local law.

                              PLAN OF DISTRIBUTION

     The Securities may be sold (i) through agents, (ii) through underwriters,
(iii) through dealers or (iv) directly to purchasers (through a specific bidding or auction process or otherwise). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     Offers to purchase the Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities.

     If a dealer is utilized in the sale of the Securities, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase the Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and any such agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date stated in the Prospectus Supplement. Such Contracts will be subject to only those conditions set forth in the Prospectus Supplement. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Company.

                                    EXPERTS

     The consolidated and combined financial statements of the Company included in the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as stated in its report dated January 31, 1996 and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

     Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this prospectus is a part that have been audited and are the subject of a report by independent auditors will be incorporated herein by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell will rely as to matters of Maryland law on Piper & Marbury L.L.P., Baltimore, Maryland.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary........     S-1
Risk Factors.........................     S-3
Recent Developments..................     S-6
Use of Proceeds......................    S-10
Price Range of Common Stock and
  Distribution History...............    S-10
Capitalization.......................    S-11
Selected Consolidated Financial
  Information........................    S-12
Business and Properties..............    S-14
Management...........................    S-17
Underwriting.........................    S-18
Incorporation of Certain Information
  by Reference.......................    S-19
Experts..............................    S-19
Legal Matters........................    S-19
PROSPECTUS
Available Information................       2
Incorporation of Certain Information
  By Reference.......................       3
The Company..........................       4
Use of Proceeds......................       4
Consolidated Ratios of Earnings to
  Fixed Charges......................       4
Description of the Debt Securities...       5
Description of the Capital Stock.....       9
Description of Warrants..............      18
Federal Income Tax Considerations....      19
Plan of Distribution.................      20
Experts..............................      21
Legal Matters........................      21

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                                1,150,000 SHARES
                                      LOGO

                                  COMMON STOCK
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------
                              MERRILL LYNCH & CO.
                           DEAN WITTER REYNOLDS INC.
                             MONTGOMERY SECURITIES
                               J.P. MORGAN & CO.
                               FEBRUARY 13, 1997
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